

July 2, 2015

Terry McNew
Chief Executive Officer
MCBC Holdings, Inc.
100 Cherokee Cove Drive
Vonore, TN 37885

Re: **MCBC Holdings, Inc.**
Amendment No. 3 to Registration Statement on Form S-1
Filed June 25, 2015
File No. 333-203815

Dear Mr. McNew:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Signatures, page II-4

1. Please have Mr. Campion sign the registration statement. We note that he did not sign the initial filing on May 1, 2015 that included the power of attorney.

Exhibits

2. Please refile a legible copy of Exhibit 10.3.

3. We note your disclosure that the company entered into new employment agreements with each of the named executive officers effective as of July 1, 2015. Please refile exhibits 10.14, 10.15 and 10.16 to include the conformed signatures for each of the new employment agreements.

You may contact Melissa Gilmore at (202) 551-3777 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Kirk A. Davenport II, Esq.